UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 28, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
         Name:  James Kedrowski
         Title:    Interim Chief Executive Officer

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP and Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES PRELIMINARY 2010 FULL YEAR and Q4 RESULTS

Hawthorne, NY, January 28, 2011 - Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided preliminary, unaudited and unreviewed financial results for the quarter and year ended December 31, 2010.

Fourth Quarter 2010 Highlights
●	Net sales of $102.2 million, a 22.7% increase over the fourth quarter of 2009.
●	Operating income increased 26.2% to $20.0 million, or 19.5% of net sales, compared to $15.8 million, or 19.0% of net sales, in 2009.
●
Income tax expense of $13.2 million compared to a net income tax benefit of $73.8 million in 2009. The 2009 net income tax benefit represents the reversal of a $76.2 million valuation allowance against the deferred tax assets in the U.S., in accordance with ASC Topic 740 Income Taxes (formerly SFAS No. 109, “Accounting for Income Taxes”) offset by income tax expense of $2.4 million. This reversal impacted both the fourth quarter and full year of 2009.

●	Net income was $4.4 million compared to net income of $88.0 million in the fourth quarter of 2009, a 95.0% decrease.

Full Year 2010 Highlights
●	Net sales of $392.7 million, a 9.4% increase over 2009.
●	Operating income increased 20.2% to $80.9 million, or 20.6% of net sales, compared to $67.3 million, or 18.8% of net sales, in 2009.
●	As a result, net income was $52.4 million compared to net income of $121.3 million in 2009, a 56.8% decrease.

The 2009 information presented in this press release is updated from our April 30, 2010 press release.  The 2010 financial results do not include certain transaction costs for claims related to the change of control. The Company believes these claims are without merit.

Balance Sheet Highlights
●	Cash, including marketable securities, of $88.9 million, decreased $25.4 million from December 2009.
●	Total debt decreased $104.3 million to $59.4 million at December 31, 2010, as the Company focused on reducing its outstanding debt during the fourth quarter of 2010.

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Taro Pharmaceutical Industries Ltd.

Dilip Shanghvi, Taro’s Chairman of the Board commented, “Though progress is being made by Taro, we continue to focus on the challenges ahead of helping Taro improve its performance on a sustainable basis.  Even while Taro has been spending over 9% of its net sales on R&D over the past three years, its R&D output has been below its potential.  Hence, significant efforts are required in improving product selection and team productivity to build a good quality pipeline for Taro.  As the Taro team executes its plans to meet these challenges, improvement in performance will be gradual.”

2008 Audit Completed and Filed with the SEC; Status of 2009 Audit

On December 23, 2010, the Company filed its audited consolidated financial statements for the year ended December 31, 2008 on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”).

Highlights, comparing audited financials to the last disclosed unaudited 2008 financials:

On the Statement of Income:
●	Net sales of $329.0 million, $7.7 million lower. This change was largely due to increases in the accruals for sales deductions, due to timing.
●
Operating income of $43.8 million, $11.3 million lower. This change was principally due to the aforementioned reduction in net sales and a $2.8 million impairment charge for the Company’s Ireland facility.

●	Net income of $30.5 million, $13.9 million lower, due to the above mentioned reductions and the corresponding tax impact of adjustments.

On the Balance Sheet:
●	Accounts Receivable-trade, $11.9 million lower. This change was largely due to increases in the accruals for sales deductions, due to timing.
●	Property, plant and equipment, $2.9 million lower, was primarily due to the $2.8 million impairment charge for the Ireland facility.

Audited financial statements for the full-year 2009 will be reported in filings with the SEC as soon as they become available, and may differ from the information currently and previously reported by the Company.  Subject to the foregoing caveats, the 2009 information presented in this press release, updated from our April 30, 2010 press release, represents the best information currently available to Taro management.

The Company cautions that the financial information presented herein does not constitute complete financial information, has not been reviewed by its independent auditors and is subject to change as the Company continues to diligently work with its auditors to complete its 2009 audit in order to become current with its financial reporting obligations.

Annual General Meeting of Shareholders held December 30, 2010

The Company held its Annual General Meeting of Shareholders (the “Meeting”) on December 30, 2010.  At the Meeting, the five incumbent directors (Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, Hasmukh Shah and Ilan Leviteh) were re-elected to the Company’s board of directors to serve until the close of the next Annual General Meeting of Shareholders.  Also, Ms. Ilana Avidov-Mor and Mr. Dan Biran were elected as statutory external directors, as defined in the Israeli Companies Law, for a three-year term.

In addition, the shareholders appointed Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next Annual General Meeting of shareholders of the Company.

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Taro Pharmaceutical Industries Ltd.

Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”) Exercises its Rights to Purchase 1,450,000 Additional Ordinary Shares of Taro

As previously announced, on September 20, 2010, Sun Pharmaceutical Industries Ltd. (together with Alkaloida and certain of its other affiliates, “Sun Pharma”) acquired controlling interest of Taro.

On January 18, 2010, Alkaloida acquired 712,500 Ordinary Shares of Taro pursuant to a certain Warrant No. 2 dated August 1, 2007 issued by the Company to Sun Pharma  (the “Warrant”). Additionally, Alkaloida acquired 712,500 Ordinary Shares of the Company available pursuant to a certain Share Purchase Agreement dated May 18, 2007 between Alkaloida and the Company (the “SPA”).

As a result of the exercise of the Warrant and the purchase of shares by Alkaloida pursuant to the SPA, the Company’s issued and outstanding Ordinary Shares are currently 44,505,457 and Sun Pharma owns, or controls, 29,497,933, or 66.3%, of the Company’s Ordinary Shares, and with the Company’s Founders’ Shares, 77.3% of the vote attributable to the share equity of the Company.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, completion of the 2009 and 2010 audits, and estimates of financial results and financial information for 2009-2010.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the 2009 and 2010 audits, actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements speak only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

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 Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited and Unreviewed)
(U.S. dollars in thousands, except share data)

	Year Ended
	December 31,
	2010	2009(1)

NET SALES	$392,670	$358,860
Cost of sales	164,530	154,861
Gross Profit	228,140	203,999

Operating Expenses:

Research and development	36,164	34,364
Selling and administrative	106,616	102,162
Impairment(2)	4,440	171
Operating Income	80,920	67,302

Financial Expenses:

Interest and other financial expenses	7,358	9,575
Foreign exchange expense	3,731	6,706

Other income (expense), net	797	(13)

Income before income taxes	70,628	51,008
Income tax expense (benefit)(3)	18,230	(70,298)
NET INCOME	$52,398	$121,306

Earnings per Ordinary Share:
Basic	$1.33	$3.09
Diluted	$1.27	$2.99

Weighted-Average Number of Shares Used to Compute Earnings per Ordinary Share:
Basic	39,332,419	39,226,580
Diluted	41,248,337	40,562,157

(1)
The 2009 information presented above is updated from the April 30, 2010 press release and represents the best information currently available to Taro management.  The Company believes this information fairly represents the results of operations.

(2)	The 2010 impairment charge represents the impairment of fixed assets of the Company’s Ireland facility, which discontinued manufacturing operations in March 2010.
(3)
The 2009 net income tax benefit of $70.3 million represents the reversal of a $76.2 million valuation allowance against the deferred tax assets in the U.S., in accordance with ASC Topic 740 Income Taxes (formerly SFAS No. 109, “Accounting for Income Taxes”), offset by net income tax expense of $5.9 million.

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 Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(Unaudited and Unreviewed)
(U.S. dollars in thousands)

	December 31,	December 31,
	2010	2009(1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$54,157	$93,313
Short-term bank deposits	31,000	20,974
Marketable securities	3,693	-
Accounts receivable and other:
Trade, net	76,031	63,955
Other receivables, prepaid expenses and other	45,556	45,185
Inventories	78,120	67,706
TOTAL CURRENT ASSETS	288,557	291,133

Long-term investments	30,173	31,549
Property, plant and equipment, net	163,183	177,831
Other assets	71,988	79,487
TOTAL ASSETS	$553,901	$580,000

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$14,885	$96,090
Current maturities of long-term debt	13,310	29,265
Trade payables and other current liabilities	104,739	105,330
TOTAL CURRENT LIABILITIES	132,934	230,685

Long-term debt, net of current maturities	31,208	38,392
Deferred taxes and other long-term liabilities	11,100	11,254
TOTAL LIABILITIES	175,242	280,331

Shareholders' equity	378,659	299,669
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$553,901	$580,000

(1)
The 2009 information presented above is updated from the April 30, 2010 press release and represents the best information currently available to Taro management.  The Company believes this information fairly represents the results of operations.

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